UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

Transaction Statement under Section 13(e) of the Securities

Exchange Act of 1934 and Rule 13e-3 thereunder

Rule 13e-3 Transaction Statement under Section 13(e) of the

Securities Exchange Act of 1934

(Amendment No.5)

CHINA SHENGDA PACKAGING GROUP INC.

(Name of the Issuer)

Eastlake Capital Limited

Yida International Holdings Limited

Yida International Acquisition Limited

Mr. Nengbin Fang

Mr. Wuxiao Fang

Ms. Congyi Fang

Mr. Yueming Qi

Mr. Baishun Shen

Mr. Guofang Wang

Mr. Zumao Shi

Ms. Lanfang Zhang

Bigtree Capital Limited

Mr. Zhanggen Xu

Mr. Jinfa Ye

Mr. Huohong Wang

Mr. Daliang Teng

Ms. Haihua Yu

Envision Capital Partners, L.P.

CSV China Opportunities Fund, L.P.

Ray Shi China Small Mid Cap Select Fund

LB Holdings II, LLC

Newberg Road Partners, L.P.

(Names of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

16950v 206

(CUSIP Number)

Mr. Nengbin Fang	Ling Huang, Esq.
No. 2 Beitang Road	Cleary Gottlieb Steen & Hamilton LLP
Xiaoshan Economic and	45th Floor, Fortune Financial Center
Technological Development Zone	5 Dong San Huan Zhong Lu
Hangzhou, Zhejiang Province 311215	Chaoyang District, Beijing 100020
People’s Republic of China	People’s Republic of China
Tel: (86) 571-8283-8805	Tel: (86) 010-5920-1000

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on behalf of the Filing Persons)

This statement is filed in connection with (check the appropriate box):

☐	a	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14-C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
☐	b	The filing of a registration statement under the Securities Act of 1933.
☐	c	A tender offer
☒	d	None of the above

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transactional Valuation*	Amount of Filing Fee**
$5,192,181.75	$603.33***

* The transaction valuation is estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(b) under the Securities Exchange Act of 1934, as amended (the “Securities Exchange Act”). The calculation assumes the purchase of all outstanding shares of common stock of the Issuer (other than the 7,041,997 shares of common stock of the Issuer already beneficially owned by the Filing Persons) at a purchase price of $7.25 in cash per share. According to the Issuer, there were 716,163 shares of common stock of the Issuer outstanding that were not beneficially owned by the Filing Persons as of May 21, 2015.

** The amount of the filing fee, calculated in accordance with Exchange Act Rule 0-11(b)(1) and the Securities and Exchange Commission Fee Rate Advisory #1 for Fiscal Year 2015, was calculated by multiplying the Transaction Valuation by 0.0001162.

*** Previously paid.

☐ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

NEITHER THE U.S. SECURITIES EXCHANGE COMMISSION NOR ANY STATE OR OTHER SECURITIES COMMISSION HAS: APPROVED OR DISAPPROVED OF THE TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THE TRANSACTION OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THE DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

TABLE OF CONTENTS

Page

EXPLANATORY NOTE	1
Item 15. Additional Information	1
Item 16. Exhibits	2
SIGNATURES	1

EXPLANATORY NOTE

This Amendment No. 5 as the final amendment (the “Final Amendment”) to the Transaction Statement on Schedule 13E-3 (the “Transaction Statement”), together with the exhibits hereto, is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person”, and collectively, the “Filing Persons”): Eastlake Capital Limited (“Chairman SPV”), Yida International Holdings Limited (“Parent”), Yida International Acquisition Limited (“Merger Sub”), Mr. Nengbin Fang (the “Chairman”), Mr. Wuxiao Fang, Ms. Congyi Fang, Mr. Yueming Qi, Mr. Baishun Shen, Mr. Guofang Wang, Mr. Zumao Shi, Ms. Lanfang Zhang, Bigtree Capital Limited, Mr. Zhanggen Xu, Mr. Jinfa Ye, Mr. Huohong Wang, Mr. Daliang Teng, Ms. Haihua Yu, Envision Capital Partners, L.P., CSV China Opportunities Fund, L.P., Ray Shi China Small Mid Cap Select Fund, LB Holdings II, LLC and Newberg Road Partners, L.P., in connection with the “short-form” merger involving China Shengda Packaging Group Inc., or “Shengda Packaging” or the “Issuer,” and Merger Sub pursuant to Chapter 92A.180 of the Nevada Revised Statutes or “NRS”.

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) to report the results of the transaction that is the subject of the Transaction Statement. Except as set forth in this Final Amendment, all information in the Transaction Statement remains unchanged. All information set forth in this Final Amendment should be read in conjunction with the information contained or incorporated by reference in the Transaction Statement, as amended to date.

All information contained in, or incorporated by reference into, this Final Amendment concerning each Filing Person has been supplied by such Filing Person. No Filing Person, including the Issuer, is responsible for the accuracy of any information supplied by any other Filing Person.

Item 15. Additional Information

The merger of Shengda Packaging with Merger Sub pursuant to Chapter 92A.180 of the NRS became effective on September 15, 2015. As a result of the merger, Merger Sub merged with and into Shengda Packaging, with Shengda Packaging as the surviving corporation in the merger and a wholly owned subsidiary of Parent.

At the effective time of the merger, the Shares held by Merger Sub immediately prior to the merger were cancelled for no consideration, and each Share not owned by Merger Sub immediately prior to the merger was converted into the right to receive US$7.25 in cash, without interest.

As promptly as practical, the paying agent will mail to each stockholder of record (other than holders of the Excluded Shares) (a) a letter of transmittal in customary form and (b) instructions for use in effecting the surrender of any share certificates in exchange for the applicable Merger Consideration. The stockholders of Shengda Packaging are encouraged to read the letter of transmittal carefully when received.

On September 15, 2015, in connection with the completion of the merger, Shengda Packaging notified the NASDAQ Stock Market LLC (the “NASDAQ”) of its intent to remove its common stock from listing on the NASDAQ Capital Market and requested the NASDAQ to file a delisting application on Form 25 with the SEC to delist and deregister its common stock. Shengda Packaging, as the surviving entity of the merger, will file a Form 15 (Certification of Termination of Registration of a Class of Security) with the SEC, requesting the deregistration of its common stock and the suspension of its reporting obligations under Sections 13 and 15(d) of the Securities Exchange Act.

Item 16. Exhibits

(a)(1)*	Letter from Yida International Acquisition Limited to Stockholders of China Shengda Packaging Group Inc.
(b)(1)*	Facility Agreement, dated as of May 21, 2015, by and between Eastlake Capital Limited and Primelink Investment Limited, filed as Exhibit 7.03 on a Schedule 13D as filed by the Contributing Stockholders with the SEC on May 21, 2015.
(c)(1) *	Financial Analysis Performed by Duff & Phelps, LLC dated June 5, 2015.
(d)(1) *	Contribution and Subscription Agreement, dated as of May 21, 2015, by and among Yida International Holdings Limited, Yida International Acquisition Limited, Eastlake Capital Limited, Nengbin Fang and the other Contributing Stockholders, filed as Exhibit 7.02 on a Schedule 13D as filed by the Contributing Stockholders with the SEC on May 21, 2015.
(d)(2) *	Plan and Agreement of Merger adopted by the board of directors of Yida International Acquisition Limited on May 21, 2015.
(e)	Not applicable
(f)	Not applicable

* Previously filed

SIGNATURES

After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 15, 2015

YIDA INTERNATIONAL HOLDINGS LIMITED By: /s/ Nengbin Fang Name: Nengbin Fang Title: Director
YIDA INTERNATIONAL ACQUISITION LIMITED By: /s/ Nengbin Fang Name: Nengbin Fang Title: Director
EASTLAKE CAPITAL LIMITED By: /s/ Nengbin Fang Name: Nengbin Fang Title: Director
NENGBIN FANG By: /s/ Nengbin Fang
WUXIAO FANG By: /s/ Nengbin Fang Name: Nengbin Fang Title: Attorney-in-fact
CONGYI FANG By: /s/ Nengbin Fang Name: Nengbin Fang Title: Attorney-in-fact

YUEMING QI By: /s/ Nengbin Fang Name: Nengbin Fang Title: Attorney-in-fact
BAISHUN SHEN By: /s/ Nengbin Fang Name: Nengbin Fang Title: Attorney-in-fact
GUOFANG WANG By: /s/ Nengbin Fang Name: Nengbin Fang Title: Attorney-in-fact
ZUMAO SHI By: /s/ Nengbin Fang Name: Nengbin Fang Title: Attorney-in-fact
LANFANG ZHANG By: /s/ Nengbin Fang Name: Nengbin Fang Title: Attorney-in-fact
BIGTREE CAPITAL LIMITED By: /s/ Nengbin Fang Name: Nengbin Fang Title: Attorney-in-fact
ZHANGGEN XU By: /s/ Nengbin Fang Name: Nengbin Fang Title: Attorney-in-fact

JINFA YE By: /s/ Nengbin Fang Name: Nengbin Fang Title: Attorney-in-fact
HUOHONG WANG By: /s/ Nengbin Fang Name: Nengbin Fang Title: Attorney-in-fact
DALIANG TENG By: /s/ Nengbin Fang Name: Nengbin Fang Title: Attorney-in-fact
HAIHUA YU By: /s/ Nengbin Fang Name: Nengbin Fang Title: Attorney-in-fact
ENVISION CAPITAL PARTNERS, L.P. By: /s/ Nengbin Fang Name: Nengbin Fang Title: Attorney-in-fact
CSV CHINA OPPORTUNITIES FUND, L.P. By: /s/ Nengbin Fang Name: Nengbin Fang Title: Attorney-in-fact
RAY SHI CHINA SMALL MID CAP SELECT FUND By: /s/ Nengbin Fang Name: Nengbin Fang Title: Attorney-in-fact

LB HOLDINGS II, LLC By: /s/ Nengbin Fang Name: Nengbin Fang Title: Attorney-in-fact
NEWBERG ROAD PARTNERS, L.P. By: /s/ Nengbin Fang Name: Nengbin Fang Title: Attorney-in-fact